Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

FINAL TRANSCRIPT

Thomson StreetEvents℠

CCE - Coca-Cola Enterprises Inc. at Deutsche Bank Global Consumer Conference

Event Date/Time: Jun. 16. 2010 / 2:00PM GMT

CORPORATE PARTICIPANTS

John Brock
Coca-Cola Enterprises, Inc. - Chairman, CEO

Hubert Patricot
Coca-Cola Enterprises, Inc. - EVP, President, European Group

Bill Douglas
Coca-Cola Enterprises, Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Marc Greenberg
Deutsche Bank - Analyst

PRESENTATION

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

(Audio in progress) -- framework, which has created a clear vision, clear, strategic priorities and clear financial objectives. Our thinking and actions have been guided by three priorities. First to grow the value of our existing brands and expand our product portfolio. Second, to continually transform the way we go to market and to improve efficiency and effectiveness. And third, to create a winning, inclusive culture that attracts, develops and retains a highly talented and diverse workforce.

For those of you who have followed our Company in the past, you've heard us talk about these priorities before. They remain vital and relevant, and they are essential to our success as we transform our Company and create consistent, long-term profitable growth in our expanding European territories.

Now as you are going to see today, Europe has a proven track record and continues to grow. This is clearly demonstrated by consistent growth in operating income, revenue and volume, which we've shown each year since 2005. This growth is built on the success of our core brands, including brand Coca-Cola, which of course, as you know, is perhaps the most successful beverage brand in the world.

We've expanded, in addition, our portfolio, with brands like Monster, Abbey Well, glaceau and Ocean Spray. We've also significantly enhanced our execution at each level of the Company. We've strengthened our efficiency of operations, and we've leveraged our scale. Building on each of these efforts is critical as we meet demands created by today's challenging economic conditions.

To meet these challenges, as well as to seize the opportunities in Europe, we've continued to grow and to expand our portfolio in the sparkling beverage category. A good example, Coke Zero, probably our most successful brand expansion ever, is providing substantial, consistent growth.

We have successful growing brands in stills, with brands such as Capri Sun, in water, with both Chaudfontaine and Abbey Well, and in energy, with Monster, Relentless and Burn. We've also continued to develop our sports drink portfolio, building on a dual platform of both Aquarius and Powerade.

This expansion is vital as we maximize our opportunities in a highly competitive, nonalcoholic beverage market in Europe. We are, importantly, the category leader in each of our current territories. However, there are strong competitors that keep us focused on meeting customer and consumer needs and, in turn, help us to grow the overall category.

One thing is certain. We continue to have very important growth opportunities. As we look at the per capita consumption rates, new CCE territories will have combined for caps of about 180, far less than the per caps today of about 400 in the US. Numbers, of course, vary across Europe, from a low of about 137 in France to 340 in Belgium. But in each territory, these numbers clearly represent future growth opportunities.

It is important to note that we have a demonstrated ability to grow volume in a low to mid single-digit range over time. And in fact, last year alone, per caps were up more than six in Belgium, France and Great Britain.

So, with a leadership position and a marketplace with room for growth, what will be the sources of our growth? Going forward, we will expand the sparkling category, and we will successfully and selectively grow our still and our water presence.

France has the smallest sparkling segment on a percentage basis, yet core sparkling beverages continue to offer strong growth opportunity. In Belgium, a highly-developed sparkling market, our Chaudfontaine water is generating sustained profitable growth.

In each of our territories, there are differing category breakdowns, and in turn, differing growth opportunities. Our goal will remain to be number one or strong number two in every category in which we choose to compete, a goal which really does demand a balanced product portfolio.

Balance also extends to our ability to create value for customers, consumers and investors. We have a proven track record of strong, balanced growth since 2005. We have achieved consistent growth in revenue through that period as a result of our commitment to managing each element of the business to create value for both our customers and our shareowners.

The result of this consistent revenue growth, driven by both pricing and volume growth, has been year-over-year operating income expansion. In fact, comparable operating income has grown at a compound annual rate of 7% over this period of time.

Behind this balanced, consistent profit growth is the growth created by the number one consumer brand in the world, Coca-Cola. While portfolio balance is vital to seize expanding marketplace opportunities, our core brands remain a key business driver and continue to create the majority of our profitability in Europe.

In fact, during 2009, our core red, black and silver brands grew more than 7%, generating more than 80% of our volume growth last year. This growth continued in the first quarter of this year, and with strong marketing, such as the 2010 World Cup activation and strong day-to-day execution in the field, we believe we will sustain positive growth.

Going forward, we will continue to work closely with the Coca-Cola Company in several areas to build on this success, as we connect with consumers, drive recruitment and leverage the value of our brands.

It is very important that we fully realize the benefits of our World Cup opportunity, which is truly a tremendous marketing asset. We believe our execution plans for the event are strong, with programs tailored to the needs of key customers and to specific markets. This creates significant store placement opportunities, which we are seizing with world-class execution.

We are also already looking forward to the 2012 Summer Olympics in London. Already, we are fully engaged and working to ensure both the success of the Games and also that we maximize the value of our investment.

Now let's take a look at our operations across our four current territories, which have over 4000 employees operating a total of 16 manufacturing sites in 33 warehouses. A key element of our effort to create improved efficiency and effectiveness has been to create a pan-European approach to our supply chain operations. This allows us to operate our supply chain as one single network, balancing capacity and logistics and improving asset utilization. While there is more work to do, we have achieved significant progress here.

Driving this success is our ability to serve our customers and, in turn, to provide outstanding marketplace execution. We continue to drive increasing levels of effectiveness, both in terms of how we operate, as well as how we interface with our customers.

We will also continue to optimize key business functions. One example is our cooler service initiative to improve operations, create savings and strengthen service. In addition, we are really transforming our go-to-market models, creating even higher levels of customer service and improving availability. We are also using price, package architecture and occasion-based activation to target specific customer and consumer needs, to enhance inventory management, reduce out-of-stocks and drive better promotional productivity.

As we examine the areas of progress and challenge in our Company, none is more important than our ability to succeed in our corporate responsibility and sustainability efforts. We continue to link key CRS focus areas to our strategic business priorities, and we're investing across all of our territories to embed CRS in every function of our business.

In fact, we are holding ourselves to a clear standard of success. We have what we call Commitment 2020, which outlines specific sustainability targets, including a 15% carbon emissions reduction, water neutrality and recovering and recycling the equivalent of 100% of our packaging that we place in the market. We remain committed to CRS, and our European team has made great progress toward its goals, and we look forward to future progress in this important area.

One key example of our CRS results is the work to reduce plastics through lighter-weight, more efficient PET bottles. This has been an ongoing effort with increasing success. In fact, we have reduced the plastic in our current bottle by more than 10% in the past four years, creating significant environmental and economic benefits. Coupled with our increasing recycling efforts, this is also a very strong step forward toward our Commitment 2020 goals.

Throughout Europe, our employees are working exceptionally hard to deliver our plans for this year, demonstrating both their professionalism and their commitment every day. They look forward to providing the highest levels of customer service and support of really the world's best brands, and ultimately to winning in the marketplace.

They've embraced our approach and are operating our business on both a pan-European and a local basis, keeping the interest of our customers always in mind. We are fortunate to have such a talented, dedicated group of employees.

Now that we've given you an overview of our new CCE, let's turn to our business outlook and the strong growth potential we believe it holds.

So what will new CCE look like financially? We will be a Company with revenue of over $7 billion, volume of about 600 million physical cases. These cases will be manufactured at 18 sites and supported by a total workforce of some 13,000 employees.

Most importantly, our new CCE will have the size and scope to continue to be an effective competitor in attractive and growing European markets. We will have an improved growth profile, financial flexibility and the operational focus to deliver attractive cash returns to shareowners, as well as to pursue growth opportunities, such as, potentially, Germany.

Going forward, we will be driven by familiar financial objectives. We believe new CCE will be a source of consistent, long-term profitable growth. To achieve this, we will work to maximize free cash flow, maintain financial flexibility and increase our return on invested capital. These are objectives that we have confidence we can meet, particularly given the growth profile for our European business.

The benefit of our ability to manage toward these financial priorities is demonstrated by the financial flexibility that CCE has achieved over the past several years. We begin 2010 with what is unquestionably the strongest balance sheet in the history of our Company. For the past several years, we have focused the use of our free cash flow on debt reduction, a strategy that has reduced net debt to less than $8 billion, including a strong cash position of about $1 billion at the end of 2009.

Additionally, we established a long-term target for our capital structure, with a goal of net debt of approximately 2.5 to 3 times EBITDA. With the recent net-debt-to-EBITDA ratio of approximately 2.9 times, we are now within this target range, and we expect to operate new CCE within this target range.

Looking at the capital structure of new CCE, we expect net debt at close to be in the range of $2 billion to $2.5 billion, though this may fluctuate a bit based on currency, cash from operations and other factors.

Our primary near-term uses of cash will be cash returned to shareowners through a $10 per share distribution at close, as well as the acquisition costs for Norway and Sweden. In addition, at close, we expect to have about 350 million to 360 million diluted shares outstanding and a 30% effective tax rate.

After closing, we plan to execute a share repurchase program of about $1 billion over the next 18 months, and to establish an initial annual dividend of $0.50 per share.

So given this financial flexibility, how much do we believe that new CCE will grow? As I mentioned earlier, we are currently defining these expectations. But I think it's helpful to look at the current CCE long-term financial objectives, objectives which, again, importantly, we believe new CCE will exceed.

First, we currently target long-term revenue growth in a range of 4% to 5% each year, operating income growth of 5% to 6% each year. Targets also include year-over-year EPS growth in the range of high single digits.

New CCE will have strong, long-term objectives, established with the understanding that reaching these objectives consistently is essential to our effort to increase shareowner value.

Now let's take a moment to look at our outlook for 2010 for current CCE. Those of you who follow our Company have heard me say repeatedly throughout this transaction that delivering 2010 is an absolute necessity. We are off to a good start in doing this. We had strong first-quarter results and solid second-quarter trends.

North America is delivering in line with our expectations, and we've seen a modest improvement in our outlook for Europe. As a result, today, we've increased our full-year currency-neutral EPS target and is now expected for that to grow in the range of 10% to 12%.

We continue to face currency headwinds, and at current currency rates, we would anticipate a negative $0.10 per share currency impact, with most of this impact in the back half of the year. We'll provide a more detailed update on our 2010 outlook, as well as the transaction, during our second-quarter earnings call, which will take place in late July.

Now I'd like to update you on the progress of the transaction. It has been more than three months since our announcement, and to date, our work is absolutely on track. In fact, throughout our Company, our employees are embracing this change even as they work to deliver strong 2010 results.

In addition, we are making solid progress with the integration plans for Norway and Sweden. We made the preliminary S-4 filing on May 25, and on May 18, we received positive notification from the European Commission.

Key remaining steps here include US regulatory approval, a ruling from the Internal Revenue Service, and then ultimately, shareowner approval.

In total, this transaction is a really positive step, and we look forward to providing an update at the same time we do our second-quarter earnings call in July.

So let me close with a few key points. First, we have a solid track record of growth in Europe, with outstanding brands, an expanding portfolio and a talented skill team that consistently wins in the marketplace.

Second, we are committed to delivering on our new goals for 2010, including EPS growth in the range of 10% to 12% on a comparable and currency-neutral basis.

Third, we remain on track to close the transaction with the Coca-Cola Company in the fourth quarter, and we believe this is a very positive step for our shareowners.

And fourth and finally, our long-term objectives are focused on our most important goal, delivering value through sustained, long-term growth. We'll do this by building on the key business elements that drive long-term success. Those are brand value, operating efficiency and effectiveness and outstanding service.

Thank you very much for your time today, and now we would be happy to take any questions you might have.

QUESTIONS AND ANSWERS

Unidentified Audience Member

Hi. Just on the slide about expanding availability, as one of the bullet points, I was just curious -- are you guys talking more about more SKUs in the current channels, or is there whitespace in the channels as well? Are you talking about broad distribution? Can you expand on that a bit?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Yes, I'll answer that broadly, and then I will ask Hubert, who runs Europe, to give a bit more perspective.

Our view is pretty simple, and that is we want our product to be available anytime, anyplace that consumers want it. Frankly, we would even like for it to be available when they haven't thought about it, but if they see it and they do think about it.

So everything we do is aimed at driving availability, whether its in-store execution. For example, the Carrefour I visited yesterday, where we have 42 points of interruption in the store. Or whether it's our [Boussons], which we have 400 of throughout Europe, which were pioneered here in France, but again, are all about going into a densely populated area and really doing up-and-down-the-street product supply, cooler placement and activation. It's all of that.

But Hubert, why don't you give a bit more color to that?

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

Thank you, John. Yes, it is availability, I would say quantitative availability of new brands. Like, for example, this year we're introducing Ocean Spray in GB and France. We are introducing Capri Sun in Belgium and Holland.

But it is also about the quality of the availability. We are working on the right segmentation of the outlets to have the right range in the right outlets, to focus on the high-volume outlets, what we call the gold outlets. It is a new way to go to the market. So it is both quantitative and qualitative availability.

Unidentified Audience Member

(Inaudible question - microphone inaccessible)

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

The question is how far along are we on that. I don't think we had a mic on that one.

Well, I think it is a journey. It's not a destination. We are a lot further along today than we were three years ago. Again, we did the first [Bousson] here in -- actually in France, as I said, four years ago, and we now have 400. So very different game today than it was four years ago, but there are going to be a lot more. Next year, we will find more places to do those.

And similarly, if you look in hypermarkets or supermarkets, it is constantly thinking about more and more points of interruption. Coke with food, Coke with meals, putting Coke in the deli counter, putting it in the produce section. Those are all of the kinds of things that our people are constantly driving.

So I would simply say we are relentless in our pursuit of driving availability. We are not even close to where we want to be. We're not even close to being saturated. But we've made a lot of progress.

Unidentified Audience Member

Could you talk a little bit about what you intend to do with Sweden and Norway? How will you make them better businesses when you (multiple speakers) ? Sweden and Norway, how will you make them better businesses when you are in them?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Sweden and Norway, sorry. Sweden and Norway are businesses that we have looked at carefully. We're in the process of integrating them. I'll ask Hubert again to comment on this. But we have been there several times.

They are different businesses. Sweden is a business, I think, that is very similar to our businesses in Europe. Norway is almost a totally direct store distribution business. And so in that sense is a bit different.

But we believe in both cases it is bringing in the CCE way of doing things that will drive value going forward. We've met with the management teams. They've attended Hubert's senior management meeting. Their teams are very excited about being part of CCE, and so are we.

Hubert, why don't you add a little more color behind exactly what we can bring to the party?

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

I think John used the right word, the CCE way. What does it mean? We are still a very local business. I mean, most of the customers are still very local.

But at the same time, we are a pan-European organization. We want to beat on scale and speed. This is what we are going to apply to Norway and Sweden. The same way to go for [shopper] marketing, the same way to go for account management, applying the benefits of our functionalized supply chain and logistics know-how. So it's a combination of top-line growth and bottom-line optimization on procurement and cost.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

And the other thing, of course, is looking at our product portfolio. Again, I think we've got a number of new products that we've brought in to our picture here in our markets, and we will be looking potentially to expand some of those into Norway and Sweden as we go forward. Other questions?

Unidentified Audience Member

One of the things that you highlighted in your presentation was the value of having the Olympics, as well as having the World Cup. I know recently, we had Olympics in Canada. You talked about that within the legacy North America territories.

Can you highlight for us the value of that event, both in terms of volume and what it does for you in the marketplace, and prospectively how you think that's going to compare to what we are going to see from World Cup and Olympics?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Well, starting with Vancouver, the Vancouver Olympics were outstanding from an activation standpoint. And I would say broadly what the Olympics or the World Cup do is they give us the platform, the forum, for massive consumer and customer activation. Those pieces are, frankly, a lot more important than simply the event itself, and the hype that takes place around the event.

Vancouver was really incredible in terms of what we could do. And of course what Hubert did is had a number of his team who are going to be involved in London physically in Vancouver to learn exactly what was going on to see best practice in play, to see the things we wanted to make sure we replicate, and frankly, to make sure we understood the things not to do.

And similarly, with the World Cup, the activation is incredible. And we do it country by country. If you look at the World Cup right now and visit, as I have and as Hubert does regularly, you visit France, Holland and Great Britain, you see massive activation in the marketplace, and have for the past two months plus.

If you go to Belgium, of course, it is not in the World Cup, you see a somewhat different program for the summer. You see some World Cup activation, because they are watching it. But their team is not there, and so the specifics around activation are very different. And actually, the United States has a pretty significant activation level this year for the first time in -- really ever, just because the whole interest level there is picking up significantly.

And with London Olympics, we are already gearing up for it. We've got all kinds of programs who are already beginning to get customers and consumers engaged two years in advance. Do you want to add anything to that?

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

Yes, we really think Olympics is a unique opportunity for our business. And let me illustrate the way we approach it. We organized a two-days convention in London in the ExCeL Convention Center last December, to which we invited all our stakeholders, our customer, the NGOs, our employees.

And the theme of this event was Creating the Extraordinary Together, which was building on the Olympics to progress our business in all its dimensions. And we have launched an in-depth analysis of the GB market, about how can we do better in each channel, in each location, in terms of revenue stream for us, but for our retailers and customers. And we came with one figure, GBP1.4 billion we could add on the GBP11 billion market we have in GB.

And our ambition now is to go, in the next two days -- in the next two years towards the Olympics, building of the growth opportunity. And again, it's started, so it is pretty straightforward, creating the extraordinary together. We will also leverage the torch relay that will take place in 60 cities of GB.

But it will be a fine European event, and I just want to highlight that it will be faster to go from Calais to the Olympic site than to go from Heathrow to the Olympic site in 2012. So really, we will make it a pan-European event in all our European territories.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Yes, that's well said. The other point I would make -- I talked a little bit in my presentation about sustainability. And I don't think we can underestimate just how sustainable how -- I guess we would describe it as boot green and red the Vancouver Olympics were. It was obviously Coke everywhere, but it was really focused on sustainability.

Everything from every product of ours that was delivered came in on a hybrid electric truck, to the fact that all the coolers that were there were making use of our energy-efficient energy system, to the fact that we had 100%, soup-to-nuts recycling of all products, all packages at the Vancouver Olympics. And every torchbearers' uniform, 4500 torchbearers, as well as all of the Coke hosts and hostesses at the Olympics were all wearing uniforms made out of recycled PET.

So the list goes on and on. Major platform from a sustainability standpoint, which of course is not only the right thing to do, but provided us a great opportunity for interfacing with both NGOs, customers and consumers.

And what Hubert and his team are going to do in London is take what was already a remarkably sustainable Olympics platform to clearly the next level. And again, it will be, without a doubt, the most sustainable Olympics ever. So it's another part of the platform beyond just the activation, because sustainability is so near and dear to everybody's hearts today. It really is -- it is terrific to be able to link that with the Olympics.

Unidentified Audience Member

Two questions. The first one is of that in the course of your presentation, you've given an impression that you're able to grow volumes. If you talk to any of the brewers, whatever, finding volume growth within Europe has been a pretty tough call.

So could you talk about how you see volume relative to price going forward, particularly given the new austerity that appears to be taking place? And I have a follow-up -- it's just a follow-up question.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Let me give you a broad-stroke answer on that one and then ask Hubert to give some specifics.

Several years ago at CCE, we launched our global operating framework. And we said within that, our financial objectives were very clear. We planned to grow revenue growth 4% to 5%. Revenue, obviously, is comprised of volume, price and mix. We think it's very important to balance those, but we also think it's very important for us to have the flexibility to adjust those levers on a year-to-year -- and frankly, country-by-country -- basis as we go forward. And we said then we will report on volume, obviously growth in the past, we will report on pricing and mix, but our target is revenue, and we are going to manage within that.

That is going to be exactly the same going forward. If you look at Europe -- you saw my chart -- we've been very successful at growing revenue. We've done it through a combination of very balanced and appropriately selected price, volume and mix. And I would say we've done that both through good times and challenging times. We've done it because we think we've got the right portfolio, we have the right go to market strategy, we have appropriate price, package architecture. And frankly, we've done a lot of little things which collectively work together to our benefit.

Going forward, yes, I think there are some economic headwinds, there are some challenges. But I have to tell you, we remain convinced that with our product portfolio, our go-to-market strategy and our people, the kind of targets I just talked about are totally reasonable.

Why don't you add a little bit more specificity to that in terms of revenue and volume growth going forward, Hubert? And Bill, if you want --

Bill Douglas - Coca-Cola Enterprises, Inc. - EVP, CFO

Just a comment on facts. Our volume was up in Europe last year 5.5%. And over the last three or four years, our volume would have been up on average about 3%. So vis-a-vis the brewer comment, I think you have to consider that we are in a slightly different industry. And then our geographic footprint are in markets that we are very comfortable with growing as well.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Yes, I will just add, 3% compound volume growth last three gears and probably 2 to 2.5% compound pricing growth. So that has been the model. We've done it through difficult times. Yes, we've got challenges ahead, but again, I think those are the same kind of growth algorithms we see going forward. So Hubert, a little more color on that.

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

First, the main point, we are on an expendable category. And you saw in John's chart, the average per capita in Europe is 180 compared to 400 in the US. It is, for example 137, in [that] country. So we clearly see some room for growth, and again, the figures -- the past-year figures show that.

But, as importantly, we are not so much focusing on volume, but really on revenue. And the recipe for success for us is to be able to have the joint value creation story to share with our customers. And probably the best illustration of what we want to accomplish -- that we want to accomplish, for example, looking forward in Norway and Sweden, is what we did in France, where the soft drink category was a number 11 category in terms of turnover for the French supermarket 10 years ago, number six five years ago and number one last year.

This is about having the right range, activating the shelf space, leveraging events like the World Cup, going for product innovation, and yes, clearly, take some pricing every year, and having the good consumer franchise to accept the pricing. Because at the same time you build the consumer habit by your investment in the [Bousson], in the (inaudible), in the take-away business. So this is really the virtual circle we are looking for, this joint value creation story, because we are about that. We are about brands, we are about growth, and we are about value.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

And just one final comment. I totally agree with everything Hubert said. I think -- and it's not to compare us with any particular market, but you mentioned brewing, which I was associated with for some time.

Clearly, two big differences with our business model in Western Europe, and one is relative market share, which is a good place to be. And two is, again, relative per capita consumption to other places in the world. And we are in a good place. And I would offer a fairly sharp contrast with some of the other businesses out there, including brewing.

Unidentified Audience Member

This is just a housekeeping question, but given your new (inaudible) operations, is the idea to relist the stock in Europe at some point?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Yes, the question is around relisting in Europe. Just let me give a bit more background on that. First of all, the domicile for our Company will remain the United States, largely, or you could even say totally, because of tax reasons. And the tax bill for moving it out is just prohibitive.

We have looked carefully, and obviously we've taken a lot of advice on this, that there is -- that this is a very reasonable business model to go forward, to have a small corporate headquarters in the United States, and for the time being at least, it is in Atlanta, and to have a business that is in Europe. So that is what we will do.

I think you can assume over time that our presence in the United States in terms of employees will go down a bit. But again, with the interest of maintaining continuity, our Board wanted multiyear agreements, particularly with Bill and me to hang on, and we've said, sure, we're happy to do that.

What that means is not only will our domicile be in the US, but our principal listing will be the NYSE indefinitely, and we're very comfortable with that. We think that means that a lot of our investors who are North American will stay.

Philip Morris International is a fairly good analogous situation. If you don't know them or aren't familiar, you could take a look, because that gives you a bit of an analogous situation.

In terms of a listing in Europe, frankly, we would listen to any thoughts or ideas you have. I think our kind of operating assumption is while we will maintain our principal listing on the NYSE, yes, we probably will move to have a secondary listing, either on the LSE or Euronext. And again, if any of you have thoughts or ideas, I know Bill would certainly listen. But that's kind of our operating assumption.

Unidentified Audience Member

I've got two questions. One is it's often perceived that the best bottlers in the world are (inaudible), FEMSA, and, to some extent, Hellenic. My question is do you think the different bottlers are comparable? If they are comparable, do you benchmark your self against them in terms of efficiency, maybe EBITDA per case? And do you think there are certain gaps that you can catch up ketchup on them, as in the operational efficiency, profitability? That is question number one.

Question number two is my understanding is historically, because in the US, you have a perpetual agreement with Coca-Cola in terms of bottling for them in the United States. What are the new terms going forward, and do the new terms affect the way the management behave as in, maybe giving you a bit of a pressure to make sure that you achieve certain hurdle rates for you to renew the contract?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Let me answer the second one first, and on the first one, I make a couple of comments, but ask Bill to give a bit more perspective. He might have some thoughts there.

Just franchise agreements in the United States, yes, you are right. They are perpetual, which is a long time, and geographically exclusive, which is what it means. Those are unique to the United States, and clearly are part and parcel of the business model there.

Europe and the rest of the Coke world is not that way. Typically, there are multiyear agreements. We are very pleased with new CCE. We have new 10-year agreements with an extension for 10 years. We have a pricing agreement, an incidence pricing model, which is broadly consistent with what we had in the past. It is just that we've kind of now memorialized it, that will be in place for five years.

So we are very happy with that situation and very comfortable going forward. We think we've got the right kind of agreement with the Coca-Cola Company so that we can mutually drive our respective businesses.

Your first question, yes, we certainly have discussions with and engage with our other bottling partners around the world. We know the people at Hellenic, FEMSA, Amatil, SABMiller. We know them all well, and we compare and contrast notes all the time. And certainly, exchanging best practice information as well as key performance indicators, we do.

And having said that, I think you have to take into consideration we do operate in different geographies. And so as long as you factor that thinking in, yes, we exchange information and we constantly look to do better. I think you are going to see going forward our metrics are going to look pretty good.

Bill, do you want to add any perspective to that -- or Hubert, either one. Go ahead.

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

John, if I may, add something on the best bottler. Frankly, it is not on our radar. What is on our radar on the global operating framework that John and the team we have developed is to be the best beverage supplier. In fact, even in Europe, we have said we want to be the best fast-moving goods company. Because our customers don't care about what FEMSA is doing in Mexico. What they care about is the quality of the service we are delivering.

And I am proud to report that in GB, we have been rated the best fast-moving goods company supplier for the past five years in a row. And we are number two and three in Belgium and Holland. This is what we are about, excellence in customer service.

Bill Douglas - Coca-Cola Enterprises, Inc. - EVP, CFO

I'll add one more qualitative comment. I would hope and expect in a couple years' time, when new CCE has been operating on a stand-alone basis and you are looking at our metrics and our performance, that people would put new CCE in that same breath with Hellenic and FEMSA as world-class bottlers. And I think that is very likely.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

I totally agree with both statements from Hubert and Bill. I think you're going to see metrics that are pretty impressive coming out of new CCE. We certainly are excited about it. It is one of the reasons we kept the business in Europe, and we think it will be a very good business model going forward.

Marc Greenberg - Deutsche Bank - Analyst

I think we've got time for one more question.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

One more question. Let's see. Well, maybe we ought to do one back over here. You've got one. Yes, sir. Who had a question over here? No. Okay. We'll come back. Okay. Go ahead.

Unidentified Audience Member

It's a question about the retail side of your business. It is a category where promoting is really the talk of the day, every day. So as we've seen in the trade spend in your category as well as promotions have achieved really high levels. Do you think that is sustainable, thinking mainly about the GB market, which is your key market in Europe?

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

We constantly are looking at that and have a number of projects underway to optimize it. Hubert, why don't you comment on that?

Hubert Patricot - Coca-Cola Enterprises, Inc. - EVP, President, European Group

Yes, this is something we have been working from three years, about getting the best return on promotions. And frankly, this year, that was -- the result, for example, in quarter one in GB, we have realized some pricing up to 3% to 4%. So it's really a balancing act between, one, you invest in promotions.

But net-net, the name of the game for us is to grow the category, the value of the category. And we have diminished the level of, I would say, deep, deep promotions. Like, last year, we were probably more in the 1-for-1 (inaudible) and this year will be more 2 to (inaudible) to be really detailed.

So we are working on that. It is a balancing act, but so far we are delivering on our plan.

John Brock - Coca-Cola Enterprises, Inc. - Chairman, CEO

Let me just say, Marc, thank you, and thanks to all of you for coming today.

Marc Greenberg - Deutsche Bank - Analyst

John, Bill, Hubert and Thor, thank you all very much for coming. Appreciate your time.

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